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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	68950

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   10/1/2017   AND ENDING   9/30/2018
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IIP SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York   **NY**   **10006**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem   **212-897-1686**
                                                         (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name -- if individual, state last, first, middle name)

11 Broadway, Suite 700   **New York**   **NY**   **10004**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
                      contained in this form are not required to respond unless the form displays
                      a currently valid OMB control number.*







AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to IIP Securities, LLC for year ended September 30, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Manager
Title

Oksana Beck 12/5/18
Notary Public

Notary Public State of Florida
Oksana Beck
My Commission GG 253504
Expires 08/28/2022

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[x]   Statement of Operations.
[x]   Statement of Changes in Member's Equity.
[x]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
                under the Securities Exchange Act of 1934.
[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers
                Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
                Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
                applicable).
[x]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
                Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
                Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
                Respect to Methods of Consolidation (not applicable).
[x]   An Oath or Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
                the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[x]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[x]   Rule 15c3-3 Exemption Report

**   For conditions of confidential treatment of certain
       portions of this filing, see section 240.17a-5(e)(3).

IIP SECURITIES LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
September 30, 2018
With Independent Auditors' Report and
Auditors' review report on Rule 15c3-3 exemption report



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 — Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
IIP Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IIP Securities LLC (the "Company") as of September 30, 2018 the related statements of operations, changes in member's capital, and cash flows for the year ended September 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as IIP Securities LLC's auditor since 2013.

New York, NY

January 04, 2019

IIP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2018

Assets

Cash	$	15,347
Prepaid expenses		989
Total assets	$	16,336

Liabilities and Member's Capital

Liabilities:		
Due to affiliate	$	2,750
Total liabilities		2,750
Member's capital		13,586
Total liabilities and member's capital	$	16,336

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2018

Expenses:		
Operating and administrative fees	$	16,500
Regulatory fees		4,618
Other expenses		15
Total expenses		21,133
Net loss	$	(21,133)

The accompanying notes are an integral part of these financial statements.

IIP SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED SEPTEMBER 30, 2018

Balance, October 1, 2017	$	12,862
Contributions		21,857
Net loss		(21,133)
Balance, September 30, 2018	$	13,586

The accompanying notes are an integral part of these financial statements.

IIP SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2018

Cash flows from operating activities:		
Net loss	$	(21,133)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Non-cash expenses paid by parent		21,657
Increase in operating assets:		
Prepaid expenses		(989)
Decrease in operating liabilities:		
Due to affiliate		450
Net cash used in operating activities		(15)
Cash flows from financing activities:		
Contributions		200
Net increase in cash		185
Cash - beginning of year		15,162
Cash - end of year	$	15,347
Non-cash financing activities:		
Non-cash capital contributions from:		
Conversion of debt	$	16,050
Expenses paid by parent on behalf of the firm		5,607

The accompanying notes are an integral part of these financial statements.

IIP SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

Note 1 - Organization and nature of business

IIP Securities LLC (the "Company"), is a wholly-owned limited liability company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of Financial Industry Regulatory Authority. The Company is engaged in the private placement of securities and other securities business.

Note 2 - Summary of significant accounting policies

Basis of accounting and use of estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition

The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement deals are consummated. The Company does not carry accounts for customers or perform custodial functions related to securities.

Income taxes

The Company is a limited liability company and is treated as a disregarded entity for income tax reporting purposes. Accordingly, the Company has not provided for federal or state income taxes.

The management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Currently, the Company is not subject to examination by major tax jurisdictions.

New Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services.

This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management has evaluated the impact of the adoption of Topic 606 will have on the Company's financial statements and determined that it has no impact.

6

Note 3 –Compliance with Rule 15c3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

Note 4 - Concentrations

The Company maintains its cash balance at one financial institution. The Company does not consider itself to be at risk with respect to its cash balance.

Note 5 - Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2018, the Company had net capital of approximately $12,600, which was approximately $7,600 in excess of its required net capital of $5,000.

Note 6 - Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and an Affiliate, the Company accrues a monthly administrative fee for utilizing certain resources of the member. The Company has accrued $16,500 for the year ended September 30, 2018 under the Agreement. During the year the Affiliate converted $21,657 of indebtedness into capital which is included in the total amount of contributions of $21,857.

The Agreement has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

The affiliate agreed to pay other expenses on behalf of the Company without seeking reimbursement. Management estimates that such expenses amount to $6,784.

Note 7 – Going concern

Accounting Standards Update 2014-15 became effective for the fiscal year ended September 30, 2018 and requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its parent or indirectly by its ultimate parent, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor and should the Company have a need for capital it has been able to rely upon its parent or its ultimate parent to infuse capital to cover overhead should that become necessary. Management has pledged additional support to the Company to enable it to operate for one year from the date that the statements are issued.

SUPPLEMENTARY INFORMATION - SCHEDULE I

IIP SECURITIES LLC

COMPUTATION FOR DETERMINATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF SEPTEMBER 30, 2018

Total member's capital	$ 13,586
Net capital	12,597
Aggregate indebtedness	2,750
Minimum net capital required (greater of $5,000 or 6 - 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 7,597
Ratio: Aggregate indebtedness to net capital	0.22

There are no material differences between the computation of net capital presented above and the computation of net capital in Company's unaudited Form X-17A-5, Part IIA filing as of September 30, 2018.

SUPPLEMENTARY INFORMATION - SCHEDULE II

IIP SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2018

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3 throughout this fiscal year.

See accompanying Independent Auditors' Report



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
IIP Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) IIP Securities LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended September 30, 2018. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
January 04, 2019

IIP SECURITIES LLC

RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED SEPTEMBER 30, 2018

IIP Securities LLC does not handle cash or securities on behalf of customers. Therefore it had no obligation under SEC Rule 15c3-3 throughout the fiscal year ended September 30, 2018 without exception and thus may file an Exemption Report.



Executed by Person who made the oath or affirmation
under SEC rule 17a-5(e)(2)